August 5, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	John Reynolds James Lopez Ruairi Regan Joanna Lam Tia Jenkins

Re:	Fuse Medical, Inc. Current Reports on Form 8-K and Form 8-K/A Filed May 29, 2014 and May 30, 2014 File No. 000-10093

Ladies and Gentlemen:

On behalf of Fuse Medical, Inc. (the "Company," "we," "our" or "us"), we are concurrently filing a revised version (the "Revised Form 8-K/A") of the Form 8-K/A filed on May 30, 2014 (the "Prior Form 8-K/A") with the Securities and Exchange Commission (the "Commission"). In this letter, we respond to the comments of the staff (the "Staff") of the Commission contained in the Staff's letter dated July 1, 2014 (the "Letter").

For convenience, each of the Staff's comments is set forth below, followed by the Company's corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.

Business, page 6

Historical Company Information, page 6

1.
Please clarify your relationship with each of Fuse Medical V, LP and Fuse Medical VI, LP. We note your statement that both partnerships are 59% owned by Fuse yet you also state that they became wholly owned subsidiaries of Fuse immediately prior to the Merger. Clarify the role these partnerships perform in the operation of your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of the Revised Form 8-K/A.

2.
Additionally, please revise to more clearly summarize the ownership structure of Fuse and the reorganization involving “Holders.” Please also advise us of the number of membership interests and related Holders, as referenced in Section 1(e) of the merger agreement.

Response: The Company respectfully advises the Staff that the Prior Form 8-K/A and the Agreement and Plan of Merger attached as Exhibit 2.1 thereto, define "Holders" as the members of Fuse Medical, LLC immediately prior to the effective time of the merger. Further, immediately prior to the effective time of the merger, such Holders' membership interest in Fuse was converted into the right to receive their percentage interest in the merger consideration, the 3,600,000 shares of common stock in the Company. These details are disclosed on page 4 of this Form 8-K/A (see paragraph 4) and the Company respectfully believes that further clarification is unnecessary.

As requested, the chart below sets forth the Holders and their percentage interest in Fuse immediately prior to the effective time of the merger and the number of shares issued by the Company (including the portion thereof that was placed into escrow):

Entity Name	Ownership Percentage %	Merger Consideration (3,600,000 Shares)	Escrowed Shares (180,000 Shares)
Twelve Global, LLC	33.5000%	1,206,000.00	60,300.00
Axis Global, LLC	15.0000%	540,000.00	27,000.00
ReSurge Hospitals, Inc.	15.0000%	540,000.00	27,000.00
CCEP Holdings, LLC	18.0000%	648,000.00	32,400.00
TJAL Holdings, LLC	5.0000%	180,000.00	9,000.00
Coastal IP, LLC	5.0000%	180,000.00	9,000.00
KAW Holdings, LLC	3.1388%	112,997.00	5,650.00
Lion Share, LLC	2.0000%	72,000.00	3,600.00
James Clancy	0.2500%	9,000.00	450.00
K. Paul Flanigan	0.2500%	9,000.00	450.00
Nickleophia, LLC	0.2500%	9,000.00	450.00
William Dabdoub	0.2500%	9,000.00	450.00
Jeffrey DeSantis	0.2500%	9,000.00	450.00
Chris Lotufo	0.2500%	9,000.00	450.00
Pegasus Holding, LLC	0.2500%	9,000.00	450.00
McMurry Ankle & Foot Care, Inc.	0.2500%	9,000.00	450.00
Byron Hutchinson	0.2500%	9,000.00	450.00
KT Medical Management, LLC	0.2500%	9,000.00	450.00
Steven Spinner	0.2500%	9,000.00	450.00
Eva Lou Holding, LLC	0.1732%	6,235.00	312.00
Richard Adams	0.0250%	900.00	45.00
Sorex Enterprises, LLC	0.0250%	900.00	45.00
Rams World, LLC	0.0250%	900.00	45.00
Rich Derner	0.0250%	900.00	45.00
Michael Downey	0.0250%	900.00	45.00
Complete Wound Solutions, PLLC	0.0250%	900.00	45.00
Scot Malay	0.0250%	900.00	45.00
Adam Perler	0.0250%	900.00	45.00
Mario Ponticello	0.0250%	900.00	45.00
Paul Stone	0.0250%	900.00	45.00
Craig Camasta	0.0250%	900.00	45.00
Ira Kraus	0.0250%	900.00	45.00
Joseph Menn	0.0250%	900.00	45.00
Steven Pesenko	0.0250%	900.00	45.00
Frank Tursi	0.0250%	900.00	45.00
Infinity Surgical Specialist, LLC	0.0250%	900.00	45.00
Brett Sachs	0.0250%	900.00	45.00
Pasquale Cancelliere	0.0010%	36.00	2.00
Stephen Geller	0.0010%	36.00	2.00
Timothy Harlan	0.0010%	36.00	2.00
Scott King	0.0010%	36.00	2.00
John Krebsbach	0.0010%	36.00	2.00
Christopher Milkie	0.0010%	36.00	2.00
Chad Michael Nunamaker	0.0010%	36.00	2.00
Andrew Rader	0.0010%	36.00	2.00
Robert Schulte	0.0010%	36.00	2.00
Infinity Surgical Specialist, LLC	0.0010%	36.00	2.00
Tyconic Enterprises, LLC	0.0010%	36.00	2.00
Steven Waldman	0.0010%	36.00	2.00
David Wanner	0.0010%	36.00	2.00
	100.0000%	3,600,000.00	180,003.00

Overview, page 6

3.
Please provide a substantially expanded description of your business that describes clearly the material features of your business including, without limitation, the products and services you provide, your supply and distribution arrangements and your customer base. In this regard, as non-exclusive examples, it is unclear approximately how many types of product you distribute, if your operations rely significantly on one or more categories of product, and if your operations are mainly in Texas. It is also unclear what you mean by “leased representative networks.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Revised Form 8-K/A.

4.
Your revised disclosure should clearly describe how you incur expenses and generate revenues. For example, it is unclear to what extent you receive payment from insurance companies, as referenced on page 22, or if you are paid by manufacturers or others for marketing third party products, as referenced in the last paragraph on page 13.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6, 12 and 22 of the Revised Form 8-K/A.

5.
Please describe all material regulations to which you are subject including applicable elements of the Patient Protection and Affordable Care Act and FDA regulations referenced in your risk factors. We may have further comment.

Response: The Company respectfully advises the Staff that, at this point in time, it does not believe that the Patient Protection and Affordable Care Act or various FDA regulations have a direct impact on its business as it simply acts as a distributor. However, the Company reviews the compliance efforts of the entities that manufacture the products the Company sells. The Company has revised its "Risk Factors" in the Revised Form 8-K/A to more accurately reflect this business model.

6.
Given the number of employees disclosed on page 8, please clarify how you maintain the operating facilities and product service lines referenced on page 20. We note, in this regard, the reference to independent contractors on page 7.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 and page 20 of the Revised Form 8-K/A.

Product Distribution Channels and Customer Base, page 7

7.
Please provide support for your claims that you built a large nationwide network of specialists in select clinical specialties, many of whom are leaders in their field and that these specialists include heads of teaching hospitals, universities and clinical resident and fellowship programs at some of the most respected institutes in the nation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of the Revised Form 8-K/A.

Legal Proceedings, page 8

8.	Please revise to identify “Cutler’s Client.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the Revised Form 8-K/A.

Management’s Discussion and Analysis…, page 19

9.
We note the statement on page 19 that you “will” compete through the identified means. Please revise to identify the means through which you currently compete. For example, it is unclear if you currently have “technologically-advanced information systems platforms.”

Response: In response to the Staffs comment, the Company has revised its disclosure on page 17 of the Revised Form 8-K/A.

10.
We note the discussion in the first paragraph on page 22 regarding the initial high price and lower-than-expected reimbursement. Please revise to identify the “certain products” responsible for the decreased revenues.

Response: In response to the Staffs comment, the Company has revised its disclosure on pages 20 and 21 of the Revised Form 8-K/A.

Three Months Ended February 28, 2014 Compared to Three Months Ended February 28, 2013, page 22

Net Revenue, page 22

11.
You disclosed in the revenue recognition policy footnote that medical supply and product revenue is recognized upon delivery and acceptance by the customer. Please tell us your invoice payment terms, e.g., 30 days after delivery, 30 days after the customer has sold the product to the end user, etc.

Response: The Company respectfully advises the Staff that page 22 of the Prior Form 8-K does not include the policy footnote. The policy footnote is actually on page F-9 of the combined financial statements for the year ended August 31, 2013

In response to the Staff's comment, we have revised our revenue recognition policy on page F-7 of the condensed combined financial statements for the 3 and 6 months ended February 28, 2014 and 2013 in order to better reflect when revenue is recognized.

12.
You disclose in this section that during the period from April to June 2014, you reduced your prices to reflect the reimbursable rates established by insurance companies. Tell us and revise to disclose what effect this change had on uncollected receivables for sales made by you prior to April 2014, e.g., was the price reduced retroactively, did you write off the increment between the new and old sales prices for sales made prior to April, etc.

Response: The Company respectfully advises the Staff that the period the price changes occurred was April to June 2013. Further, the Company has revised its disclosure on page 20 and page 21 of the Revised Form 8-K/A.

13.
It appears to us that you should discuss the relationship between your sales prices and reimbursable insurance rates in the Critical Accounting Estimates section since your prices appear to be estimated upon and fluctuate based upon these rates even though you do not receive reimbursement directly from the insurance companies. Please also discuss the effect that changes in insurance rates have on your estimated revenue and how you account for differences between the initial amount of revenue recognized and the amount of receivables collected due to changes in the insurance reimbursable rates or coverage.

Response: The Company respectfully disagree that the revenues recognized in our financial statements have been estimated. As noted above in item 12, we adjusted our selling prices during April to June 2013 and our selling prices have not been adjusted again to date. This is not to say that future selling prices could be adjusted due to potential future reimbursement rates, but upon invoicing our sales prices are fixed. Since inception, the Company has not changed the amount of revenue recognized or the corresponding receivable recognized due to changes in reimbursable rates.

14.
Please clarify the extent to which the volume of your sales decreased and the extent to which the decrease in contract pricing affected your net revenues, both here and for the other periods presented.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 20 and page 21 of the Revised Form 8-K/A.

Liquidity and Capital Resources, page 27

15.
We note your expansion plans in the third paragraph on page 26. Please provide a more detailed discussion of your proposed business plans, including each milestone needed to implement your business plans, the estimated time frame for each milestone and the estimated costs associated with each milestone. Discuss in greater detail the impact a lack of funding may have upon the implementation of your business plans.

Response: The Company respectfully advises the Staff the page cited should be refer to page 26. The Company has revised its disclosures on Page 25 of the Revised 8-K/A.

16.
Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plans. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your line of credit has been fully utilized and your net losses for the quarter ended February 28, 2014.

Response: In response to the staff 's comment, the Company has revised its disclosures on Page 25 of the Revised 8-K/A.

17.	Please revise here and where appropriate to clarify the relationship between you, the individual and the Holder of the money market account that serves as security for your line of credit.

Response: In response to the staff 's comment, the Company has revised its disclosures on Page 25 of the Revised 8-K/A.

Executive Officers and Directors, page 28

18.	Please clarify when Jonathan G. Brown served in each of the disclosed positions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 27 of the Revised Form 8-K/A.

Certain Relationships and Related Transactions, page 35

19.
Your disclosure in this section appears to omit several related party transactions referenced elsewhere in your filing, such as the transactions referenced as Accounts payable – related parties on page F-2 and those referenced in Note 5 on page F-8 of Exhibit 99.1. Please revise to address all material related party transactions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35 of the Revised Form 8-K/A.

Item 3.02, page 38

20.
Please revise to identify the transactions and provide all information required by Item 701 of Regulation S-K. Please also advise us if the “member contributions” referenced on page 24 should be discussed in this section.

Response: In response to the Staff’s comment, the Company has revised its disclosure under Item 3.02 of the Revised Form 8-K/A.

Exhibits, page 40

21.
Please file the instruments governing your loans to and from related parties as exhibits, or tell us the basis upon which you rely to not file such agreements. Also, file the agreement governing your line of credit, as amended, as an exhibit.

Response: The Company respectfully advises the Staff that it will file these items as Exhibits to the Revised Form 8-K/A.

22.
The Company will re-file the Registration Rights Agreement as an exhibit to the Revised Form 8-K/A and include the schedule referenced therein. Please file other material agreements. For example, we note the “distributorship agreement with a national orthopedic internal fixation manufacturer.” We also note that the lease agreement for your Fort Worth headquarters is not filed as an exhibit.

Response: The Company has reevaluated its agreements and will file all agreements it has deemed material with the Revised Form 8-K/A.

23.	Please file complete exhibits. It appears, for example, that the merger agreement is missing exhibits and schedules.

Response: The Company respectfully advises the Staff that the Agreement and Plan of Merger attached as Exhibit 2.1 to Prior Form 8-K/A did include all exhibits. The referenced schedules were omitted pursuant to Item 601(b)(2) of Regulation S-K.

The Company will re-file the Registration Rights Agreement as an exhibit to the Revised Form 8-K/A and include the schedule referenced therein.

Exhibit 99.2

Fuse Medical, LLC, Fuse Medical V, LP and Fuse Medical VI, LP Combined Financial Statements for the Fiscal Year Ended August 31, 2013

Note 2. Significant Accounting Policies, page F-7

Revenue Recognition and Deferred Revenue, page F-9

24.	Please expand your revenue recognition policy to discuss how you account for sales returns, rebates and other incentives.

Response: In response to the Staff 's comment, the Company has included a revised revenue recognition policy on page F-7 of the Revised Form 8-K/A.

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Statements, page F-2 Pro Forma Combined Balance Sheet, page F-3

25.
In connection with the transition of Fuse Medical LLC from a non-taxable entity to a taxable entity, please reclassify the pro forma balance of accumulated deficit to additional paid-in capital. Please refer to SAB Topic 4.B.

Response: The Company respectfully does not believe SAB Topic 4B is relevant to the facts and circumstances at present.

On April 30, 2014, the Company contacted Mr. William Thompson, Accounting Branch Chief at the Commission, in order to discuss the pro forma accounting for the acquisition of a shell company in a reverse merger. Mr. Thompson indicated that the transaction should be viewed from the perspective as if the operating company were issuing its shares to acquire the net worth of the public company.

First, common stock is adjusted to reflect the number of shares outstanding after the reverse merger with the offset to APIC.

Second, retained earnings (accumulated deficit) of the public company is eliminated with the offset to APIC.

Third, (i) if the public company has a positive net worth, its net assets would be recorded on the private company’s books with a corresponding increase in common stock and APIC or (ii) if the public company has a negative net worth, its net liabilities would be recorded on the private company’s books with a corresponding decrease in retained earnings.

Pro Forma Combined Statements of Operations, page F-4

26.
Please note that the premerger statements of operations of Fuse Medical LLC will become the registrant’s historical statements of operations so the operating activity of the shell company should not carry forward to the pro forma balances. Please revise or tell us why no revision is required.

Response: The Company agrees that the premerger statements of operations of Fuse Medical, LLC will become the registrant’s historical financial statements. As stated on page F-2, however, “…the unaudited combined statements of operations for the year ended August 31, 2013 and for the six months ended February 28, 2014 presented herein gives effect to the Merger as if the transaction had occurred at the beginning of such period…” Accordingly, if the Merger had occurred as of the beginning of the periods presented, the activity of the shell company would be included. Accordingly, no revision is deemed necessary. For reference, please see Reg. S-X Article 11 Section 210.11-02(a) and 210.11-02(b)(6).

Form 10-K for the Fiscal Year Ended August 31, 2013

Item 9A. Controls and Procedures, page 12

27.
We note that you have not complied with Rule 13a-15(c) of Regulation 13A, which requires an evaluation of your internal control over financial reporting as of August 31, 2013. Since you filed an annual report for the prior fiscal year, it appears you were required to report on this assessment of internal control over financial reporting. Please amend the Form 10-K to include the requisite management’s report on internal controls over financial reporting.

Response: The Company respectfully advises the Staff that it has filed a Form 10-K/A as of the date of this Letter.

***************************

In connection with the responses above, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the Company's outside counsel, Travis Leach of Ballard Spahr LLP at (602) 798-5444, or the undersigned at (817) 887-1730.

Sincerely,

/s/ D. Alan Meeker
D. Alan Meeker
Chief Executive Officer and President

cc: Travis Leach, Esq.